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SEC File Number:
001-39587
CUSIP Number:
90138Q306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHROME HOLDING CO.

Full Name of Registrant

23ANDME HOLDING CO.

Former Name if Applicable

870 MARKET STREET, ROOM 415

Address of Principal Executive Office (Street and Number)

SAN FRANCISCO, CALIFORNIA 94102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 23, 2025, Chrome Holding Co. (formerly known as 23andMe Holding Co.), a Delaware corporation (the “Company”), and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Eastern District of Missouri (the “Court”). On July 14, 2025, the Debtors and 23andMe Research Institute (formerly known as TTAM Research Institute), a California nonprofit public benefit corporation (“Research Institute”), consummated the transactions contemplated by that certain Asset Purchase Agreement, dated as of June 13, 2025, pursuant to which Research Institute acquired substantially all of the Debtors’ assets (the “Transaction”). On September 24, 2025, the Debtors filed the Second Amended Joint Chapter 11 Plan of Chrome Holding Co. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (as modified, amended, or supplemented from time to time, the “Plan”). A hearing to consider confirmation of the Plan is currently scheduled for November 19, 2025. As a result of the Chapter 11 Cases and the Transaction, the Company is unable to complete its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 without unreasonable effort or expense.

The Debtors are required, and will continue, to file monthly operating reports with the Court at or around the end of each month during which the Chapter 11 Cases remain pending, which reports the Company has furnished and intends to continue to furnish to the Commission as exhibits to a Current Report on Form 8-K.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Guy Chayoun	(650)	938-6300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the aforementioned Transaction, the Company’s results of operations for the fiscal quarter ended September 30, 2025 are not comparable to the results of operations for the fiscal quarter ended September 30, 2024. For the fiscal quarter ended September 30, 2024, 84% of the Company’s total revenue was generated from its personal genome service business, which was acquired by Research Institute upon the consummation of the Transaction.

CHROME HOLDING CO.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 7, 2025	By	/s/ Joesph Selsavage
Joesph Selsavage
Chief Executive Officer and Chief Financial and Accounting Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).